Capped Knock-Out Notes Linked to the Hong Kong China Enterprises Index and the Hong Kong Dollar due December 4, 2013
Receive greater of contingent return and underlying return, up to a cap, if the downside barrier is not breached
Fact Sheet for Term Sheet No. 1647AZ Filed Pursuant to Rule 433 Registration Statement No. 333-184193 Dated: November 14, 2012

GENERAL

The notes are designed for investors who seek a return at maturity linked to the performance of the Hang Seng China Enterprises Index adjusted for its exposure to the performance of the Hong Kong Dollar against the U.S. dollar. The notes do not pay coupons or dividends and investors should be willing to lose a significant portion or all of their initial investment if the Final Level is less than 80.00% of the Initial Level on the Final Valuation Date. If the Final
Level is not less than 80.00% of the Initial Level, investors will be entitled to receive a return on their investment equal to the greater of (a) the
Underlying Return and (b) the Contingent Return of 0.00%, subject to Maximum
Return of 25.00%. Any Payment at Maturity is subject to the credit of the
Issuer.

NOTE CHARACTERISTICS

o    Opportunity to receive the greater of the Contingent Return or the
     Underlying Return, up to the Maximum Return, if a Knock-Out Event does not occur.

o    Full downside exposure if a Knock-Out Event occurs

RISK CONSIDERATIONS

o    Appreciation potential capped by the Maximum Return.

o    You will lose a significant portion or all of your investment in the notes if a Knock-Out Event Occurs.

o    Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.

o    Any payment on the notes is subject to the creditworthiness of the Issuer.

o    The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.

o    Additional risk factors can be found on the last two pages of this fact sheet.

HYPOTHETICAL RETURN AT MATURITY

    [GRAPHIC OMITTED]

SUMMARY OF INDICATIVE TERMS

CUSIP:..................25152RAB9
Issuer: ................Deutsche Bank AG, London Branch
Maturity/Tenor:.........Approximately 12 months
Index ..................The Hang Seng China Enterprises Index (Ticker: HSCEI)
Underlying Currency ....Hong Kong dollar (Ticker: HKD/USD)
Face Amount:............$1,000 per note
Knock-Out Event:........A Knock-Out Event occurs if the Final Level is less than the Initial Level by an amount greater than the Knock-
                        Out Buffer Amount. Therefore, a Knock-Out  Event will
                        occur if the Final  Level is less than the  Knock-Out
                        Level.
Knock-Out Buffer Amount:20.00%
Knock-Out Level:........80.00% of the Initial Level
Contingent Return:......0.00%
Maximum Return:.........25.00%
Payment at Maturity:....o  If a Knock-Out Event has occurred:
                                    $1,000 + ($1,000 x Underlying Return)
                        o  If a Knock-Out Event has not occurred:
                    $1,000 + ($1,000 x the greater of (i) the Contingent Return and (ii) the Underlying Return, subject to the Maximum
                                                 Return)
Underlying Return:......              Final Level - Initial Level
                                      ---------------------------
                                             Initial Level
Initial Level:..........The Index closing level on the Trade Date multiplied by the Initial Spot Rate
Final Level:            The Index closing level on the Final Valuation Date
                        multiplied by the Final Spot Rate
Initial Spot Rate:......The spot rate on the Trade Date
Final Spot Rate:        The spot rate on the Final Valuation Date
Trade Date:.............November 16, 2012
Settlement Date:........November 21, 2012
Final Valuation Date:...November 29, 2013
Maturity Date:..........December 4, 2013
Fees                    and Commissions:......JPMorgan Chase Bank, N.A., J.P.
                        Morgan  Securities LLC and its affiliates will act as
                        placement agents for the notes and will receive a fee
                        from the  Issuer  that  will not  exceed  $10.00  per
                        $1,000 Face  Amount of notes,  but may forgo any fees
                        for sales to certain fiduciary  accounts for which JP
                        Morgan Chase Bank,  N.A. or its affiliates  acts in a
                        fiduciary   capacity.   For  more   information   see
                        "Supplemental    Plan   of   Distribution"   in   the
                        accompanying term sheet No. 1647AZ.

For more information regarding this offering, please refer to the term sheet No.
1647AZ on the SEC website at [ ].

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE NO BANK GUARANTEE * NOT A
DEPOSIT NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Underlying Return and whether a Knock-Out Event has occurred, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payments at Maturity

Underlying Return	Total Return on Notes	Payment at Maturity
100.00%	25.00%	$1,250.00
80.00%	25.00%	$1,250.00
50.00%	25.00%	$1,250.00
25.00%	25.00%	$1,250.00
15.00%	15.00%	$1,150.00
10.00%	10.00%	$1,100.00
2.50%	2.50%	$1,025.00
0.00%	0.00%	$1,000.00
-10.00%	0.00%	$1,000.00
-20.00%	0.00%	$1,000.00
-50.00%	-50.00%	$500.00
-80.00%	-80.00%	$200.00
-100.00%	-100.00%	$0.00

Selected Risk Factors

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS – The notes do not guarantee any return of your investment. The return on the notes at maturity is based on whether or not a Knock-Out Event occurs and on the Underlying Return.  If the Final Level is less than the Initial Level by an amount greater than the Knock-Out Buffer Amount of 20.00%, a Knock-Out Event occurs, and your investment will be fully exposed to any decline in the Index adjusted by its exposure to the Underlying Currency. Under these circumstances, you will lose a significant portion or all of your investment in the notes. The Underlying Return will be determined based on the Final Level, which will in turn depend on the performance of the Index adjusted for its exposure to the Underlying Currency. If the Index declines from the Trade Date to the Final Valuation Date or if the U.S. dollar appreciates in value against the Underlying Currency, it will result in a lower Underlying Return and your Payment at Maturity may be adversely affected.

THE RETURN ON THE NOTES IS LIMITED BY THE MAXIMUM RETURN – If a Knock-Out Event does not occur, you will be entitled to receive at maturity a return reflecting the performance of the Index adjusted for its exposure to the Underlying Currency, subject to the Contingent Return of 0.00% and the Maximum Return of 25.00%.  If a Knock-Out Event occurs, you will be entitled to receive at maturity a return reflecting the decrease in the level of the Index adjusted by its exposure to the Underlying Currency.  Therefore, regardless of whether or not a Knock-Out Event occurs, the maximum Payment at Maturity will be $1,250.00 per $1,000 Face Amount of notes, and you will not benefit from any increase in the level of the Index adjusted by its exposure to the Underlying Currency in excess of 25.00%.  Any Payment at Maturity is subject to our ability to pay our obligations as they become due.

YOU WILL NOT BE ENTITLED TO THE CONTINGENT RETURN IF A KNOCK-OUT EVENT OCCURS – If the Final Level is less than the Initial Level by an amount greater than the Knock-Out Buffer Amount of 20.00%, you will not be entitled to receive the Contingent Return.  Under these circumstances, your investment will be fully exposed to the decline in the Index during the term of the notes, and you will lose a significant portion or all of your investment.

THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising the Hang Seng China Enterprises Index would have. THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive the Payment at Maturity owed to you under the terms of the notes.

THE HONG KONG DOLLAR DOES NOT FLOAT FREELY — Exchange rates of many developed and major emerging economies, including the United States, are currently “floating,” meaning that they are permitted to fluctuate in value relative to other currencies. However, the Hong Kong dollar does not float freely. The exchange rate of the Hong Kong dollar relative to the U.S. dollar is fixed within a narrow range by the Hong Kong Monetary Authority. For as long as the Hong Kong Monetary Authority restricts the Hong Kong dollar from floating relative to the U.S. dollar, the exchange rate between the Hong Kong dollar and the U.S. dollar will not fluctuate by any appreciable amount. If at any time the Hong Kong Monetary Authority permits the Hong Kong dollar to float, the exchange rate between the Hong Kong dollar and the U.S. dollar is likely to move significantly in a very short period of time, which would affect the Underlying Return, and, consequently, the value of your notes.

THE POTENTIAL CORRELATION AMONG THE INDEX AND UNDERLYING CURRENCY COULD ADVERSELY AFFECT THE VALUE OF THE NOTES - The return on the notes is linked to the performance of the Index adjusted for its exposure to the Underlying Currency. There may be a high degree of correlation among the Index and Underlying Currency. Correlation is the extent to which the level of the Index and exchange rate of the Underlying Currency with respect to the U.S. dollar could increase or decrease at the same time. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting the Chinese economy than a different investment linked to more broadly diversified indices or currencies.

THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RATE RISK — The exchange rate of the Underlying Currency against the U.S. dollar may vary over time, and may vary considerably during the term of the notes. If the U.S. dollar strengthens against the Underlying Currency during the term of the notes, your return will be adversely affected. The relative values of the U.S. dollar and the Underlying Currency are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the country or countries in which such currency is used, and economic and political developments in other relevant countries.

THE NOTES ARE SUBJECT TO NON-U.S. SECURITIES MARKETS RISK — Because the Index includes component securities that are issued by non-U.S. companies in non-U.S. securities markets, the securities are subject to non-U.S. securities markets risk. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. markets, as well as cross shareholdings in non-U.S. companies, may affect trading prices and volumes in those markets. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the non-U.S. government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Finally, it will likely be more costly and difficult to enforce the laws or regulations of a non-U.S. country or exchange.

THE NOTES ARE SUBJECT TO EMERGING MARKETS RISK — The value of the notes is subject to the political and economic risks of emerging market countries by linking to the performance of the Index. The stocks held by the Index include stocks of companies that are located in an emerging market country and whose securities trade on the exchanges of an emerging market country. In recent years, some emerging markets have undergone significant political, economic and social upheaval. Such far-reaching changes have resulted in constitutional and social tensions and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging market nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Future political changes may adversely affect the economic conditions of an emerging market nation. Political or economic instability could affect the value of the notes and the amount payable to you at maturity.

IF THE LIQUIDITY OF THE UNDERLYING CURRENCY IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the

Final Spot Rate for the Underlying Currency, and therefore, on the return on your notes. Limited liquidity relating to the Underlying Currency may also result in Deutsche Bank AG, London Branch, as calculation agent, being unable to determine the Underlying Return using its normal means. The resulting discretion by the calculation agent in determining the Underlying Return could, in turn, result in potential conflicts of interest.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the notes prior to maturity. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the level of the Index and the exchange rate of the Underlying Currency relative to the U.S. dollar will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity, equity derivative, foreign exchange and currency derivative transactions, such as over-the-counter options or exchange-traded instruments. Such trading and hedging activities may affect the Index or Underlying Currency and make it less likely that you will receive a positive return on your investment in the notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index or the Underlying Currency on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the changes in the Index or the Underlying Currency. By introducing competing products into the marketplace in this manner, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies relating to the notes.

WE AND OUR AFFILIATES AND AGENTS, OR JPMORGAN CHASE & CO. AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE VALUE OF THE INDEX OR UNDERLYING CURRENCY TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES — We, our affiliates and agents, and J.P. Morgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or J.P. Morgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or J.P. Morgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Index and Underlying Currency to which the notes are linked.

POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN– In determining our tax reporting responsibilities, if any, with respect to the notes, we expect to treat them for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you should not recognize taxable income or loss prior to the taxable disposition of your notes (including at maturity), and (ii) your gain or loss on the notes should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1647AZ, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1647AZ and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.